Mail Stop 4561

January 26, 2007

Mr. Sylvan J. Dlesk
President and Chief Executive Officer
First West Virginia Bancorp, Inc.
1701 Warwood Avenue
Wheeling, WV 26003

> **Re: First West Virginia Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 28, 2006**
> **File No. 1-13652**

Dear Mr. Dlesk:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant